RTN Stealth Software Inc.

(Formerly Arris Resources Inc.)

Management’s Discussion

& Analysis

For the Three and Six Months

Ended

June 30, 2010

200-8338 120th Street

Surrey, BC

V3W 3N4

Tel: (604) 598-0093 / Fax: (604) 592-6882

Management’s Discussion and Analysis

The  following  Management  Discussion  &  Analysis  (“MD&A”)  is  intended  to  assist  in  the  understanding of  the  trends  and  significant  changes  in  the  financial  condition  and  results  of  operations  of  RTN  Stealth

Software  Inc.  (“RTN  Stealth”,  the  “Company”  or  “we”)  for  the  quarter  ended  June  30,  2010.  The

MD&A  should  be  read  in  conjunction  with  the  audited  consolidated  financial  statements  for  the  year ended  December  31,  2009  and  the  unaudited  interim  consolidated  financial  statements  for  the  period ended  June  30,  2010,  which  are  available  on  www.sedar.com.  This  MD&A  has  been  prepared  effective

August 27, 2010.  The Company’s functional currency is the Canadian dollar.

FORWARD LOOKING STATEMENTS

The   information   set   forth   in   this   MD&A   contains   statements   concerning   future   results,   future

performance,  intentions,  objectives,  plans  and  expectations  that  are,  or  may  be  deemed  to  be,  forward-

looking  statements.  These  forward  looking  statements  may  pertain  to  us  specifically  and  to  the  software

and technology industry in general.   These statements concerning our  possible or  assumed future results of  operations  are  preceded  by,  followed  by  or  include  the  words  ‘believes,’  ‘expects,’  ‘anticipates,’

‘estimates,’  ‘intends,’  ‘plans,’  ‘forecasts,’  or  similar  expressions.   This  MD&A  discusses,  among  other

things,  general  market  conditions  for  the  software  industry,  the  impact  of  rapid  technological  and

market  change,   future  economic,  competitive  and  market  conditions,  and  business  decisions  that  may drive  our  growth  prospects,  opportunities  within  our  target  market,  our  working  capital  requirements

and   the   ability   to   raise   funds   to   continue   operations,   market   regulation,   and   exchange   rate

considerations.

Forward-looking   statements   are   not   guarantees   of   future   performance.   These   forward-looking

statements  are  based  on  current  expectations  that  involve  numerous  risks  and  uncertainties,  including,

but  not  limited  to,  those  identified  in  the  Risks  &  Uncertainties  section.  As  assumptions  relating  to  the foregoing  are  difficult  or  impossible  to  predict  accurately  and  though  we  consider  these  assumptions  to be  reasonable,  results  may  differ  materially  from  those  suggested  in  these  statements.  We  believe  that

these   factors   and   assumptions   include,   but   are   not   limited   to,   those   described   under   “Risks   and

Uncertainties” and the following:

�      Our ability to manage our growth;

�      Our ability to continue to generate sufficient working capital to meet our operating requirements;

�      Our ability to respond to competition in our industry;

�      Our ability to grow our brand;

�      Our ability to achieve gross profit margins at which we can be profitable;

�      Our ability to effectively manage our business;

�      Our ability to obtain and maintain approvals from regulatory authorities on regulatory issues;

�      Our ability to manage cash flow, possible foreign exchange risk and working capital.

These  factors  should  be  considered  carefully,  and  readers  should  not  place  undue  reliance  on  forward-

looking  statements.  The  Company  has  no  intention  and  undertakes  no  obligation  to  update  or  revise  any forward-looking statements, whether written or oral  that may be made by or on the Company's behalf.

ABOUT THE COMPANY

RTN Stealth Software Inc. is in the business of providing “trading software” for both the retail and institutional sectors.

RTN  Stealth  Software  Inc.  offers  a  unique,  direct  access  trading  decision  support  platform  for  active

traders.   This   trading   decisions   support   tool   is   founded   on   established   psychologically   quantifiable

behaviour  that  measures  trader  sentiment  and  provides  traders  with  insight  into  a  security’s  imminent moves.  The  Stealth  System  is  free  to  download,  use  and  learn.  It  is  available  for  real  time  performance through the  electronic  broker,  Interactive  Brokers.  Stealth  is  available  by subscription  for  $49.50  a  month.

Further information can be found at our website, www.rtnstealth.com.

RTN Stealth’s EMC-ALGO Software Suite (“EMC”), acquired from ENAJ Mercantile Corporation in May,

2010  (see  “Overall  Performance”)  seeks  returns  based  on  pricing  discrepancies  and  sudden  marketplace changes  that  occur  on  an  intra-day  basis  in  the  futures  markets.  The  company  has  developed  trading algorithms  that  have  produced  strong  results  across  four  different  futures  markets:  S&P  500  Index,

NASDAQ 100 Index, Crude Oil and Gold.

OVERALL PERFORMANCE

Corporate Restructuring

On November 2, 2009, the Company and its three former wholly owned subsidiaries, Arris Holdings

Inc.  (“AHI”),  CLI  Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”),  collectively  known  as the  “Parties”,  entered  into  a  plan  of  arrangement  (“Arrangement  Agreement”)  whereby  the  three former  subsidiaries  would  spin-out  from  the  parent  company,  each  becoming  a  reporting  issuer  and each acquiring an asset  from the Company in exchange for  common shares (the “Common Shares”)

of the respective former subsidiary.

The  change  in  corporate  structure  of  the  Company  was  effective  on  January  5,  2010  with  the sequence of events as summarized below:

I.

Altered  the  identifying  name  of  the  RTN  Common  Shares  to  Class  A  Common  Shares

without par value, being the RTN Class A Common Shares.

II.

Created a class consisting of  an  unlimited  number  of common  shares  without  par  value (the

“Common Shares”).

III.

Each  issued  RTN  Class  A Common  Share  was  exchanged  for  one  Common  Share  and  one

RTN  Class  A  Preferred  Share  (with  no  par  value).  The  RTN  Class  A  Common  Share  was eliminated upon the completion of the Arrangement Agreement.

IV.

The Company transferred its interest in:

a.     five mineral claims in Atlin, British Columbia (the “Mineral Properties”) to CLI;

b.    an  agreement  with  a  British  Columbia  manufacturing  company  to  distribute  its earthquake sensor products in India (the “Distribution Agreement”) to QMI; and

c.    all of the Company’s marketable securities (the “Equity Portfolio”) to AHI in consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively

known  as  “Distributed  Shares”)  issued  by  the  three  former  subsidiaries  respectively.   The

details  of  this  transfer  are  discussed  in  the  “Related  Party  Transactions”  section  of  this

MD&A.

V.

The   Company   redeemed   the   issued   RTN   Class   A  Preferred   Shares   for   consideration

consisting  solely  of  the  Distributed  Shares.  Each  shareholder  of  record  as  of  the  close business  on  November  5,  2009,  being  the  share  distribution  record  date,  of  the  Company

received  its  pro-rata  share  of  the  Distributed  Shares.   The  RTN  Class  A  Preferred  Shares

were eliminated upon the completion of the Arrangement Agreement.

Mineral Properties: Moly Project – Atlin, British Columbia

In 2008 the Company acquired 22  mineral  claims  covering approximately 15,000  acres  which  are located near  Gladys  Lake  molybdenum  occurrence  (discovered  in  late  1960s)  for  a  consideration  of  $295,612.

The  molybdenum  occurrence  is  similar  to  the  occurrence  at  Adanac’s  Ruby  Creek  project;  Adanac’s project  is  located  approximately  15  miles  northeast  of  Atlin  in  northern  BC.  The  claims  are  located approximately 30 miles northeast of Atlin, British Columbia in the  Atlin mining district.

On  September  9,  2009,  the  Company  announced  that  it  utilized  its  consulting  geologists  and  mining engineers  to  complete  its  evaluation  of  the  twenty  two  mineral  claims  and  determined  the  feasibility  for further development of the claims. As a result, 17 molybdenum claims previously acquired were allowed to lapse  and  the  Company  kept  the  remaining  5  claims.  As  a  result,  the  mineral  property  has  been  written

down  to $67,185 for  the  year  ended December  31, 2009.   On January 5, 2010, the Company transferred its

interest  in  the  5  mineral  claims  to  its  former  subsidiary  CLI  Resources  Inc.  as  part  of  its  effort  to reconstruct  the  Company’s  share  capital  which  is  discussed  in  the  “Corporate  Restructuring”  section

above.    The  Company  has  not  deferred  and  capitalized  any  exploration  cost  in  connection  with  these mineral properties.

Oil and Gas Properties: Alexander Prospect – Alberta

In   February,  2007  the   Company  entered   into  a   purchase   and   sale   agreement   (the   “Agreement”)

with    Arctos  Petroleum  Corp.  (“Arctos”)  whereby  Arctos  agreed  to  sell  to  the  Company  an  interest in  the  Alexander  Area, Alberta property for  a consideration of $150,000 .

The  Company  had  a  30%  working  interest  in  64  gross  Ha  (19.2  Net  Ha)  of  onshore  P&NG  rights  in

Alexander,  Alberta.  The  property  includes  a  producing  Ellerslie/Wabamun  oil  well  at  6-7-57-1W5  and  a

40% interest  in an oil battery at  3-7-57-1W5.   As the Company did not contribute  towards  the exploration work,  the  Company  is  in  a  non-participation  penalty  position  on  both  the  well  and  battery  and  does  not currently  receive  production  or  fee  revenues  from  these  assets.  As  a  result,  management  decided  to  write

down this investment  to $1 for the year end December  31, 2009.   During the current  quarter, management

decided  to  abandon this  properties  and has  100%  written  down the  properties  to $nil  and  recorded a  write off  charge  of  $1.  The  Company  has  not  deferred  and  capitalized  any  exploration  or  development  cost  in connection with these oil and gas properties.

Change of Company’s Name and Acquisition of New Business Asset

The  Company  entered  into  the  software  business  in  January  2010.   On  January  19,  2010,  the  Company

executed  a  definitive  agreement  with  privately  owned  Market  Guidance  Systems  Inc.  (“MGS”)  whereby

the   Company  acquired   a  fully  supported   exclusive   and   perpetual   license   (“License”)  to   the   Market

Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).   To better  reflect

the  Company’s  new  business  direction  we  changed  our  name  from  Arris  Resources  Inc.  to  RTN  Stealth

Software Inc. and changed our trading symbol to RTN on December 21, 2009.

As  consideration  for  the  above,  the  Company  issued  5,000,000  Class  B  preferred  shares  (in  the  share capital  of  $150,000)  to  the  shareholders  of  MGS.  In  connection  with  the  acquisition,  the  Company  paid  a transaction advisory fee of 250,000 Class B Preferred Shares. This fee was paid to a company controlled by a  director  of  the  Company.  Each  Class  B  Preferred  share  is  convertible  into  ten  common  shares  of  the

Company  when  the  cumulative  net  revenues  derived  from the  license  of  the  RTN-Stealth  Software reach a total of US$20,000,000.

On  May  17,  2010,  the  Company  executed  two  definitive  agreements.  In  the  first  case  the  Company acquired  the  RTN-Stealth  Software  from  MGS,  and  in  the  second  case  the  Company  purchased  the  EMC-

ALGO Software Suite from ENAJ Mercantile Corporation (“ENAJ”).

MGS RTN-Stealth Software

In  the  first  case,  the  Company  issued,  to  MGS  shareholders,  twenty  million  common  shares  of  the

Company,  which  are  escrowed  in  four  equal  tranches  at  6,  9,  12,  and  15  months,  and  assumed  four promissory  notes,  in  the  amount  totalling  US$2,407,212  (C$  equivalent  2,503,500),  owed  by  MGS  as  the consideration  for  the  acquisition.  In  addition,  the  License  relating  to  the  marketing  RTN-Stealth  Software acquired  in  January  2010  was  cancelled  upon  the  completion  of  the  acquisition  of  the  RTN-Stealth

Software.

The details of the four promissory notes assumed are as follows:

Due date

Interest rate

Others

Four promissory notes

Principal and

Canadian

Senior to any and all other

with the principal

interest are due

business prime

shareholder loans and shall

totalling US$2,407,212     on May 15, 2012      rate + 1% per

be paid in full prior to

(C$ equivalent

annum compound    repayment by the

2,503,500)

annually

Company to any and all

other shareholder loans

ENAJ

In  the  ENAJ  case,  the  Company  issued  two  million  five  hundred  thousand  (2,500,000)  common  shares  as consideration  for  the  acquisition  of  the  EMC-ALGO  Software  Suite  from  ENAJ.  The  2.5  million  common shares were issued to ENAJ and are escrowed in four equal tranches at 6, 9, 12, and 15 months.

Details of the two software acquisitions are summarized as follows:

$

$

RTN-Stealth Software:

Issuance of 20 million common shares of RTN on May 17, 2010, each

5,000,000

share having a market value of $0.25,

Assumption of four promissory notes

2,503,500

Cancellation of the License for the marketing of RTN-Stealth Software

150,000

7,653,500

EMC-ALGO Software:

Issuance of 2.5 million common shares of RTN on May 17, 2010, each share having a market value of $0.25

625,000

625,000

8,278,500

Appointment of the President and Chief Operation Officer

The  Company  entered  into  a  management  agreement  with  Mr.  Michael  Boulter,  the  founder  and  chief

technology   officer   of   ENAJ   in   exchange   for   compensation   of   two   million   five   hundred   thousand

(2,500,000)  common  shares  of  the  Company.  The  management  agreement  has  a  three  (3)  year  term  and

grants  the  titles  of  President  and  Chief  Operating  Officer  of  the  Company.    The  2.5  million  common

shares  of  the  Company  are  vested  in  three  equal  tranches  at  12,  24,  and  36  months  from  May  17,  2010.

As a result, the corresponding management fee is deferred and amortized as follows:

Expensed in the current quarter ended June 30, 2010

$

8,681

Deferred and amortized from July 2010 to June 2011

208,333

Deferred and amortized from July 2011 to May 2013(Long term)

407,986

$      625,000

During the  current  quarter, the  Company was  in the preliminary stage  of  promoting the  software acquired and did not generate any revenue.

Proposed Private Placement

On  July  30,  2010  the  Company  announced  its  intention  to  proceed  with  a  private  placement  consisting

of  up  to  4,285,714  Units  at  a  price  of  $0.35  per  Unit  to  raise  gross  proceeds  of  up  to  $1,500,000.   Each

Unit  consists  of  one  common  share  and  one  half  common  share  purchase  warrant  of  the  Company.

Each  share  purchase  warrant  entitles  the  holder  to  acquire  one  common  share  of  RTN  at  $0.40  per share  on  or  before  July  30,  2011.  This  private  placement  is  expected  to  close  on  or  about  August  31,

2010.

RESULTS OF OPERATIONS

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

For the three months

Revenue

Net Income

Net Income

ended

(Loss)

(Loss)

$

per share

June 30, 2010

-

(210,803)

(0.00)

March 31, 2010

-

(1,348,515)

(0.01)

December 31, 2009

-

(507,977)

(0.00)

September 30, 2009

-

160,220

0.00

June 30, 2009

-

(211,395)

(0.00)

March 31, 2009

-

(40,319)

(0.00)

December 31, 2008

-

(194,531)

(0.00)

September 30, 2008

-

(51,256)

(0.00)

For the six months ended June 30, 2010

The  Company  reported  a  net  loss  of  $1,559,318 for  the six months  ended  June  30,  2010  as  compared  to  a net  loss  of  $251,175  for  the  same quarter in 2009.  The  Change  was  mainly  due  to  increases  in  advertising

and   promotion,   management,   consulting,   and   administrative   fees,   professional   fees,   stock-based

compensation expenses, and realized gain for the disposition of investments. Details are as follows:

Advertising  and  promotion  costs  increased  to  $50,923  from  $  nil  for  the  same  period  in  2009  as    result

of  the Company’s effort at  promoting the acquired  Software.

Management,   consulting   and   administrative   fees   increased   to   $181,135   from   $35,000   for   the

comparable  period  in  2009.   In  the  current  6-month  period  the  Company  engaged  more  consultants  to maintain and develop the trading software resulting in higher  consulting fees.

Professional  fees  increased  to  $42,679  from  $nil  in  the  same  period  in  2009.  This  increase  was  a  result of  the corporate restructuring in current 6-month period.

In  February  2010,  the  Company  awarded  its  directors,  officers,  employees  and  consultants  a  total  of

5,650,000 stock options at  an exercise price of  $0.32  with an expiry date  of  February 24, 2015. The fair value  of  each  option  at  the  date  of  grant  was  estimated  at  $0.31  per  option.  The  5,650,000  granted options  had  a  fair  value  of  $1,736,064  at  the  grant  date  and  all  the  granted  options  were  vested immediately  on  issuance.  The  Company  recognized  $1,736,064  in  stock-based  compensation  expense for  the current 6-month period. The stock-based compensation expense recorded in 2009 was  $146,288.

As  a  result,  stock-based  compensation  expense  increased  by  $1,589,776  from  the  comparable  period  in

2009.

The  Company  recorded  $504,770  to  the  account  of  accumulated  other  comprehensive  income  in  2009 to  account  for  the  unrealized  gain  earned  from  the  appreciation  in  the  market  value  of  the  Company’s

Equity   Portfolio.   The   Company   has   reclassified   the   whole   amount   of   $504,770   from   “other

comprehensive   income”   to   “release   of   unrealized   gain   in   relation   to   the   disposal   of   marketable

securities”  in  accordance  with  the  Canadian  generally  accepted  accounting  principles  when  the  Equity

Portfolio  was  transferred  to  AHI,  its  former  subsidiary,  upon  the  completion  of  the  Arrangement

Agreement  (discussed in the “Corporate Restructuring” section).

For the three months ended June 30, 2010

The  Company  reported  a  net  loss  of  $210,823  for  the three months  ended  June  30,  2010  as  compared  to  a net  loss  of  $211,395  for  the  same  quarter  in  2009.  The  Change  was  mainly  a  combined  result  of  an increase  in  advertising  and  promotion;  professional  fees;  management,  consulting,  and  administrative fees; and decrease in stock-based compensation expenses. Details are as follows:

Advertising  and  promotion  increased  to  $28,291  from  $  nil  for  the  same  quarter  in  2009.  The  increase

was  the  result  of  the  Company’s  effort  in  promoting the  RTN-Stealth  Software  acquired.   Management,

consulting,  and  administrative  fees  increased  to  $147,535  from  $15,000  in  the  same  quarter  in  2009.

The  increase  in  consulting  fees  was  related  to  engaging  more  consultants  to  maintain  and  develop  the trading  software  acquired  in  the  current  quarter.  Stock-based  compensation  expenses  decreased  to  $nil from  $146,288  in  the  comparable  quarter  in  2009  as  the  Company  did  not  grant  stock  options  or recorded stock-based compensation in the current  quarter.

On  June  30,  2010,  the  Company  had  $  nil  in  marketable  securities  (2009  -  $1,448,800),  and  no mineral  properties  (2009  -  $67,185).  The  decrease  is  a  result  of  the  corporate  restructuring  which happened  in  January  2010  (discussed  in  the  “Overall  Performance”  section),  whereby  the  Company transferred  the  marketable  securities  and  mineral  properties  to  its  former  subsidiaries.  On  June  30,

2010  the  Company  had  license  and  software  of  $8,278,500  (2009  -  $  nil)  and  long  term  notes  payable of  $2,503,500  (2009-$nil).  The  increase  in  software  and  promissory  notes  is  mainly  a  result  of  the acquisition  of  RTN-Stealth  Software  and  EMC-ALGO  Software  Suite  discussed  in  the  “Change  of

Company’s Name and Acquisition of New Business Asset” section.

LIQUIDITY & CAPITAL RESOURCES

Financing  of  operations,  business  development,  and  investment  in  capital  assets  is  achieved  primarily  by equity  financing.  At  June  30,  2010,  the  Company  had  cash  and  cash  equivalent  of  $175,035,  a  short  term

investment  of  $50,033,  and  a  negative  working  capital  of  $120,118.   The  Company  is  in  the  process  of

completing  a  proposed  private  placement  to  raise  gross  proceeds  of  $1,500,000  (see  “Private  Placement”

above) to maintain its operation.

The  Company  is  not  subject  to  external  working  capital  requirement.  The  Company  does  not  have significant  capital  commitment  that  is  obligated  to  make.  Management  believes  that  the  Company  will have  adequate  liquidity  and  resources  to  maintain  its  operation  and  conduct  its  investment  when  needed.

While the Company believes it  will  be able to raise the additional financing when required, the impacts of the  current  global  economic  downturn  and  uncertainty  in  the  global  capital  market  provide  no  guarantees that the Company can complete equity or a debt financing when needed.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Executive Officers and Directors

Paid To

Current Quarter

Comparable

2010

Quarter

For

2009

Larry Tsang  1

5,175

$0      Consulting and Accounting

CFO

Fees

Rana Vig

9,000

$0      Management Fees

Executive VP

Michael Boulter

2,500,000

$0      Fees for management services

President & Director

Common Shares2

provided in a three-year

period commencing May 17,

2010

ENAJ Mercantile Corp.

2,500,000

$0      Sales proceeds of the EMC-

(controlled by Michael Boulter)

Common Shares3

ALGO Software Suite

1The Company owed $1,475 to the CFO as at June 30, 2010.

2Escrowed and vested at 12, 24 and 36 months commencing May 17, 2010. $8,681 (2009 - $nil) of management fees are expensed in the current quarter.

3 Escrowed at 6, 9, 12 and 15 months

These  transactions  have  occurred  in  the  normal  course  of  operations  and  management  represents  that they  have  occurred  on  a  basis  consistent  with  those  involving  unrelated  parties,  and  accordingly  they are measured at their fair values.

Change of Company’s Name and Acquisition of New Business Asset

Paid To

Compensation

For

Tidalwave Capital Inc.1

250,000

Transaction Advisory Fee

Preferred Shares

1A company controlled by Nikolas Perrault, a Director of the Company. Paid in the first quarter of fiscal 2010

The Arrangement Agreement

The  Arrangement  Agreement  (discussed  in  the  “Corporate  Restructuring”  section  of  this  MD&A)

envisioned  the  transfer  of  the  Mineral  Properties,  the  Distribution  Agreement,  and  the  Equity  Portfolio

(collectively  the  “Transferred  Assets’)  from  RTN  Stealth  to  CLI,  QMI,  and  AHI  respectively.  As consideration  for  the  transfer,  the  controlling  interests  in  the  common  shares  of  CLI,  QMI,  and  AHI were  immediately  distributed  to  the  shareholders  of  RTN  Stealth.  The  shareholders  of  RTN  Stealth  at

the  time  of  the  transfer continued  to  collectively  own  the  Transferred  Assets.   Consequently,  there  was

no  substantive  change  in  the  beneficial  ownership  of  the  Transferred  Assets  at  the  time  that  the

Transferred  Assets  were  vended  to  RTN  Stealth.  As  such  the  transfer  of  the  Mineral  Properties,

Distribution  Agreement,  and  the  Equity  Portfolio  was  recorded,  in  accordance  with  the  Canadian generally accepted accounting principles, at the carrying values of the Company as follows:

Value of the transfer being the carrying

value at RTN Stealth’s account on

Mineral Properties

January 5, 2010

five mineral claims in the areas located near Gladys

Lake Molybdenum occurrences in the Atlin Mining

District, British Columbia

$

67,185

Distribution Agreement

Distribution Agreement with a British Columbia

private company to distribute its seismic sensors in

India.

$

1

Value of the transfer being the

Number of

carrying value at RTN Stealth’s

Equity Portfolio

share

account on January 5, 2010

Publicly traded common shares

-Desert Gold Ventures Inc.

300,000

$

240,000

-Ona Power Corp.

2,800,000

509,600

-Maxtech Ventures Inc.

440,000

228,800

Share   purchase   warrants   of   publicly   traded

shares

-Ona Power Corp.

2,800,000

470,400

$

1,448,800

PROPOSED TRANSACTIONS

There  are  no  proposed  transactions  other  than  the  proposed  private  placement  discussed  in  the  “Private

Placement” Section above, that could materially affect the performance of the Company.

CRITICAL ACCOUNTING POLICIES

The   Company’s   complete   accounting  policies  are  described  in  Note  2   to  the   audited  consolidated

financial  statements  for  the  year  ended  December  31,  2009.  There  were  no  changes  of  the  accounting policies in this quarter.

NEW ACCOUNTING PRONOUNCEMENTS

The  new  accounting  pronouncements  the  Company  has  yet  to  adopt  are  disclosed  in  Note  3(i)  to  the unaudited  interim consolidated financial  statements for  the quarter  ended June 30, 2010.

SHARE DATA

As  at  the  date  of  this  MD&A,  the  Company  has  124,416,860  common  shares,  5,250,000  Class  B

Preferred  shares  that  can  be  converted  into  52,500,000  common  shares,  and  5,650,000  stock  options outstanding for a total  of 182,566,860 fully diluted common shares outstanding.

RISKS AND UNCERTAINTIES

Ability to Adapt our Business Model

As  we  have  changed  our  business  from  resource  exploration  to  software,  we  need  to  successfully

change  our  business  model  and  strategic  direction.   We  may  or  may  not  be  able  to  do  this  successfully.

Management  must  manage  the  changeover  to  a  new  business  model  that  involves  the  inherent  risks associated  with  change  in  general  such  as  learning  about  the  new  products,  new  expectations  and resistance  to  change,  but  more  specifically  we  must  identify  with  the  new  corporate  objective  and  adapt to  the  demands  of  our  potential  customer  base  by  developing  and  marketing  a  product  that  meets  their needs.

Demand for our Software Solutions

There  may  be  little  demand  for  our  new  software  solutions,  and  they  may  not  be  broadly  accepted  by  the investor  market.  If  we  do  not  derive  any  benefit  from  our  efforts  to  market  our  software,  our  operating

results  could  be  adversely  affected.    The  ability  of  the  Company  to  continue  to  operate  as  a  going concern is dependent  on its ability to ultimately operate its business at  a profit.

Competitive Environment

The  Company  currently  faces  competition  from  software  providers  and  websites  that  also  offer  trading

tools.   Our  challenge  is  to  successfully  differentiate  ourselves  from  our  competitors;  due  to  our  limited experience  in  this  industry  we  do  not  know  whether  or  not  we  can  attract  institutional  investors  to  our

product   that   is   based   on   psychologically   quantifiable   behaviour;   however,   none   of   the   Company’s

competitors competes in this area.

The software industry is a rapidly changing environment with constant competition and many new product introductions.  The  ability  of  the  Company  to  achieve  market  success  and  a  competitive  advantage  will depend  on  its  capability  for  ongoing  research  and  development  and  the  integration  of  any  technological advances into its products.

Current Economic Conditions

An  economic  slowdown  could  cause  demand  for  our  products  to  decline.   Since  trading  in  the  securities

market  is  inherently  risky,  the  current  recession  may  exacerbate  these  risks  in  the  minds  of  our  potential

customers,  causing  them  to  delay  or  to  decide  against  trying  a  new  trading  platform.   It  is  impossible  to

predict  the  impact  current  economic  conditions  will  have  on  our  future  results,  and  we  cannot  know  when

the  economy  will  improve.    In  slow  economic  times  competition  can  increase  and  prices  may  be  reduced,

which could affect our ability to attract customers.

Furthermore,  the  economic  crisis  has  made  it  more  difficult  to  raise  funds  through  equity  issuance.   While

it  appears  that  the  economy  is  recovering,  we  cannot  be  certain  that  this  trend  will  continue  or  that  capital will  be available as necessary to  meet  these continuing operating costs or,  if  the capital  is available, that it  will  be on terms acceptable to the Company.

Key Personnel

Our success is tied to the abilities and experience of our executive officers and other key employees.  There is  strong  competition  for  highly  skilled  management,  technical,  research  and  development  and  other  key

persons in the software industry.    We must  work to retain our top personnel and executive officers, should we lose any one of our key personnel the Company could be adversely affected.

Going Concern

To  date,  the  Company  has  not  generated  any  revenues  from  operations  and  will  most  likely  require additional  funds  to  meet  its  obligations  and  the  costs  of  its  operations.  As  a  result,  further  losses  are anticipated  prior  to  the  generation  of  any  profits.  The  Company’s  future  capital  requirements  will depend  on  many  factors,  including  the  costs  of  operating  the  software  business.  The  Company’s anticipated  operating  losses  and  increasing  working  capital  requirements  may  require  that  it  obtain additional  capital  to continue operations.

The  Company  will  depend  almost  exclusively  on  outside  capital.  Such  outside  capital  will  include  the sale  of  additional  shares.  The  issuances  of  additional  equity  securities  by  the  Company  may  result  in significant  dilution  to  the  equity  interests  of  its  current  shareholders.  Obtaining  commercial  loans,

assuming  those  loans  would  be  available,  will  increase  the  Company’s  liabilities  and  future  cash commitments.  If  the  Company  is  unable  to  obtain  financing  in  the  amounts  and  on  terms  deemed acceptable,  the  business  and  future  success  may  be  adversely  affected,  thus  giving  rise  to  doubt  about the  Company’s  ability  to  continue  as  a  going  concern.  The  audited  consolidated  financial  statements for  the  year  ended  December  31,  2009  and  unaudited  interim  consolidated  financial  statements  for  the quarter  ended  June  30,  2010  do  not  reflect  adjustments  to  the  carrying  values  of  assets,  liabilities  or reported results should the Company be unable to continue as a going concern.

CONTROLS AND PROCEDURES

Venture  issuers  are  not  required  to  include  representations  relating  to  the  establishment  and  maintenance of  disclosure  controls  and  procedures  (DC&P)  and  internal  control  over  financial  reporting  (ICFR),  as defined  in  National  Instrument  52-109  Certification  of  Disclosure  in  Issuer’s  Annual  and  Interim  Filings

(“NI 52-109”). In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information  required to  be  disclosed  by  the  Company  in  its  annual  filings,  interim  filings  or  other  reports  filed  or submitted  under  securities  legislation  is  recorded,  processed,  summarized  and  reported  within  the time periods specified in securities legislation; and

ii)

a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting  and  the

preparation  of  financial   statements  for  external  purposes  in  accordance  with  the  Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that  processes are in place to provide them with  sufficient  knowledge  to  support  the  representations  they  make.  Investors  should  be  aware  that inherent  limitations  on  the  ability  of  the  Company’s  certifying  officers  to  design  and  implement  on  a  cost effective  basis  DC&P  and  ICFR  as  defined  in  NI  52-109  may  result  in  additional  risks  to  the  quality,

reliability,  transparency  and  timeliness  of  interim  and  annual  filings    and  other  reports  provided  under

securities legislation.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In  February  2008,  the  Canadian  Accounting  Standards  Board  announced  that  2011  is  the  changeover  date for publicly accountable profit-oriented enterprises to use IFRS, replacing Canadian GAAP for interim and

annual  financial  statements  relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.   As  a  result,  the

conversion  from  Canadian  GAAP  to  IFRS  will  be  applicable  to  the  Company’s  reporting  for  the  first quarter of fiscal 2011 for which current and comparative information will be prepared on an IFRS basis.

In  light  of  these  requirements,  the  Company  has  adopted  a  four  phase  approach  to  ensure  successful conversion to IFRS, including:

Phase 1 - diagnostic impact assessment: This phase is essentially completed.

Phase 2 - design and planning: to identify specific changes required to existing accounting policies,

information system, and business processes. This phase is essentially completed.

Phase 3 – solution development: Involves the selection of the Company’s accounting policies among alternatives allowed under IFRS by senior management and the review by the Audit

Committee, the quantification of the impact of changes on the Company’s existing accounting policies on the opening IFRS balance sheet and the development of the draft IFRS financial statements. During the second quarter of fiscal 2010, management continued to review the choices available under IFRS, First-time Adoption of IFRS. This phase is expected to be completed in the third quarter.

Phase 4 – implementation– to execute the changes to information systems and business processes,

completing formal authorization processes to approve recommended accounting policies changes and training programs across the Company’s finance and other staff, as needed. This phase is ongoing and will continue for the reminder of the year.

Following areas are identified that may have impacts to the financial statements under IFRS:

Area

Canadian GAAP

IFRS

Analysis and preliminary

(as currently applied)

conclusion

Property,

1. PP&E is recorded at cost.

PP&E is initially recorded at

The existing accounting policy

plant, and

cost.

is likely to be maintained per

equipment

Subsequent measurement can

preliminary evaluation.

(“PP&E”)

be done either by cost method

or by revaluation method if

fair value of the PP&E can be

reliably measured.

2. Depreciation is taken based      Depreciation is based on the

The Company does not have

on their useful lives.

useful lives of each significant      significant PP&E as at the date

component within PP&E

of this MD&A. Management

will assess the impact when the

Company has acquired PP&E

with respect to the

componentization.

Impairment of      1. Impairment testing of long-      Like Canadian GAAP,

No significant impact.

long-lived

lived assets is performed when     impairment is considered when

assets

there is an indication the

there is an indicator of

carrying value may not be

impairment.

recoverable.

2. The impairment test is a

The impairment test is a one-

Impairment tests under IFRS

two-step process. An asset

step process.

could generate a greater

(group) is first assessed as to

likelihood of write downs in the

whether impairment exists

An  impairment loss is

future.

based on whether the asset’s

recognized if the asset’s

(group’s) carrying value

(group’s) carrying value

exceeds the undiscounted

exceeds its recoverable

future cash flow of the asset

amount, which is the greater of

(group).

fair value less costs to  sell and

If an impairment exists, then

value in use (based on the net

the impairment loss is

present value of future cash

measured based on the excess

flow).

of carrying value over the fair

value of the asset (group)

3. Write downs to net

Write downs to net realizable

Potential increasing volatility in

realizable value are permanent.    value can be reversed if the

profit and loss could arise as a

conditions of impairment cease    result of the difference in the

to exist.

treatment of write downs in the

future.

Share-based

1. Share-based compensation

IFRS 2 requires both equity-

No impact- the Company’s

compensation

is determined using fair value

settled awards and cash-settled     share-based payments are all

model for equity-settled

awards to be measured based

equity-settled payments.

awards and the intrinsic model     on fair values.

for cash-settled awards

2. When a share-based award

When a share-based award

No impact- the Company has

vests in installments over the

vests in installments over the

not granted share-based awards

vesting period, the Company

vesting period, each

vesting in installments.

has an election to recognize

installment is accounted for a

the share-based compensation

separated arrangement for

on a straight-line basis or a

recognition of cost (graded

graded method which

method).

recognizes share-based

compensation faster than the

straight-line method

Income taxes

Deferred income tax assets are     Deferred income tax assets are     The term “Probable” is not

recognized to the extent that it      recognized to the extent it is

defined in IAS 12. However,

is “more likely than not” that

“probable” that the taxable

entities have often used a

the deferred income tax assets      profit will be realized.

definition of “more likely than

will be realized

not” similar to Canadian GAAP.

Accordingly, our preliminary is

that there is no significant

impact.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at www.sedar.com.